Proxy Statement
              Pursuant to Section 14(a) of the
               Securities Exchange Act of 1934
                    (Amendment No. ____)

Filed by the Registrant (x)
Filed by a Party other than the Registrant(   )

Check the appropriate box:

(   )   Preliminary Proxy Statement
(   )   Confidential, for Use of the Commission Only (as permitted by
          Rule 14a-6(e)(2))
( X )     Definitive Proxy Statement
(   )   Definitive Additional Materials
(   )   Soliciting Material Pursuant to Rule 240.14a-11(c)or Rule 240.14a-12


                   Network Systems International, Inc.
            (Name of Registrant as Specified In Its Charter)

        ____________________________________________________________
   Name of Person(s) Filing Proxy Statement, if other than the Registrant

Payment of Filing Fee (Check the appropriate box):
( X )     No fee required.
(   )     Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
          and 0-11.

     1) Title of each class of securities to which transaction applies:

     2) Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     5) Total fee paid:

(   )   Fee paid previously with preliminary materials.
(   )   Check box if any part of the fee is offset as provided by
        Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid  _________________________

     2)   Form, Schedule or Registration Statement No.: ________
     3)   Filing Party  ____________________________________
     4)   Date Filed:  _____________________________________



                    NETWORK SYSTEMS INTERNATIONAL, INC.
                           200 North Elm Street
                     Greensboro, North Carolina  27401


                 NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD March 11, 1999


TO THE STOCKHOLDERS OF NETWORK SYSTEMS INTERNATIONAL, INC.:


      NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Network Systems International, Inc., a Nevada corporation
(the "Company"), will be held on March 11, 1999, at 11:00 A.M. local time at 200 North Elm Street, Greensboro, North Carolina for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected and have qualified, or until such director's earlier death, resignation or removal.

2. To ratify the selection of KPMG Peat Marwick LLP as independent auditors of the Company for its fiscal year ending September 30, 1999.

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

      The Board of Directors has fixed the close of business on January 8, 1999, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

                              By  Order  of  the  Board  of Directors

                              /s/ William C. Ray

                              William C. Ray
                              Secretary


Greensboro, North Carolina
January 28, 1999


Greensboro, North Carolina
January 28, 1999

      ALL STOCKHOLDERS are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.


                      NETWORK SYSTEMS INTERNATIONAL, INC.
                            200 North Elm Street
                       Greensboro, North Carolina 27401
                                (336) 271-8400
                         ___________________________

                              PROXY STATEMENT
                         ___________________________

                      For Annual Meeting of Stockholders
                               March 11, 1999

                INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

      The enclosed proxy is solicited on behalf of the Board of Directors of Network Systems International, Inc., a Nevada corporation,
(the "Company"), for use at the Annual Meeting of Stockholders to be held on March 11, 1999, at 11:00 A.M. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at 200 North Elm Street, in Greensboro, North
Carolina. The Company intends to mail this proxy statement and accompanying proxy card on or about February 3, 1999, to all stockholders entitled to vote at the Annual Meeting. Holders of the Company's common stock, par value $.001 per share (the "Common Stock") are entitled to one vote per share on the matters to be considered at this Annual Meeting.

SOLICITATION

      The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

VOTING RIGHTS AND OUTSTANDING SHARES

      Only holders of record of Common Stock at the close of business on January 8, 1999 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on January 8, 1999 the Company had outstanding and entitled to vote 7,671,254 shares of Common Stock.

     Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

      All votes will be tabulated by the inspector of elections appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions will be counted towards the votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Abstentions and broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved.

REVOCABILITY OF PROXIES

     Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 200 North Elm Street, Greensboro, North Carolina 27401, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

STOCKHOLDER PROPOSAL

      Proposals of stockholders that are intended to be presented at the Company's 1999 Annual Meeting of Stockholders must be received by the Secretary of the Company not later than August 1, 1999 in order to be included in the proposals presented at the 1999 Annual
Meeting.


                                PROPOSAL 1
                          ELECTION OF DIRECTORS

      There are seven nominees for the ten Board positions presently authorized in the Company's By-Laws, subject to confirmation by the Company. Four of the nominees are presently directors of the Company. Carlton Joseph Mertens, Christopher N. Baker and Michael T. Spohn shall become members of the Board of Directors upon stockholders' approval. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal.

      Shares represented by executed proxies will be voted,if authority to do so has not been withheld, for the election of the seven nominees listed below. In the event any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve.

      Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote.

NOMINEES

      At the time of the Annual Meeting, if any of the nominees named below is not available to serve as a director (an event which the Board of Directors does not now anticipate), the proxies will be voted for the election as director of such other person or persons as the Board of Directors may designate, unless the Board of Directors, in its discretion, adopts a resolution reducing the number of directors.

     Set forth below are the names and ages of the nominees, the principal occupation of each, the year in which first elected a director of the Company, the business experience of each for at least the past five years and certain other information concerning each of the nominees.


Name of Nominee     Age   Principal Occupation                   Director Since

Robbie M. Efird      35   Chairman of the Board, President              1986
                          and Chief Executive Officer, Network
                          Systems International, Inc.

E.W. "Sonny" Miller, 56   Senior Vice President - Marketing/Sales       1985
Jr.                       Network Systems International, Inc.

David F. Christian   44   Director of Product Development               1990
                          Network Systems International, Inc.

Rick Tuberosa        35   Chairman of the Board, President              1997
                          and Chief Executive Officer,
                          Palm State Equities, Inc.

Christopher N. Baker 38   Independent Consultant                     Nominee

Carlton Joseph       33   Chief Executive Officer and President      Nominee
Mertons                   Business Partners Solutions, Inc

Michael T. Spohn     30   Chief Financial Officer
                          Network Systems International, Inc.        Nominee

     Robbie M. Efird has served as a director of the Company and its predecessors since August, 1986. In addition, Mr. Efird has served as Chairman of the Board, President, Chief Executive Officer, and Chief
Financial Officer of the Company since June, 1994. From 1984 until 1985 he was employed by J.P. Stevens, Inc. in Greenville, S.C. as a programmer analyst responsible for distributed manufacturing systems. In 1985, Mr.
Efird joined Texfi Industries in Rocky Mount, N.C. as a senior programmer analyst responsible for design and rollout of new mid-range systems to replace legacy mainframe systems. Mr. Efird joined Network Information Services,
Inc. in 1986 and immediately initiated the design and development of the Textile Management System (TMS). Network sold TMS in the manufacturing market space from 1986 until 1989. In 1990, he initiated the next generation of proprietary software products and guided the analytical research, design, development, quality assurance, packaging, and sales strategies for new markets. This new product formed the foundation for the net collection(tm), the company's current brand of software products. Mr. Efird is a Magna Cum Laude graduate of DeVry Institute of Technology in Atlanta, Georgia, and attended the Masters in Business Administration program at the University of North Carolina in Greensboro, N.C.

     E.W. "Sonny" Miller, Jr. has served as a director of the Company and its predecessors since 1985 and has held various positions as a member of the executive staff of the Company since that time. Currently, Mr. Miller serves as Senior Vice President and directs the Company's marketing and sales efforts. From 1961 to 1966 Mr. Miller was employed as the Director of Information Systems for the National Bank of Fort Benning, Fort Benning, Georgia. In 1964, Mr. Miller took a position with Fieldcrest Mills, Inc.
as its Corporate Systems Coordinator where he served until 1968. Thereafter, Mr. Miller was employed as Corporate Manager of In Plant Systems for Burlington Industries, Inc. from 1968 until 1971. From 1971 until 1980
Mr. Miller served as Corporate Systems Manager for Texfi Industries in Greensboro, North Carolina. In mid 1980 Mr. Miller was appointed Director of Management Information Services for Flynt Fabrics, Inc. and thereafter, in 1982, Mr. Miller held the same position with TiCaro, Inc. until 1985. In early 1985 Mr. Miller established Sonny Miller and Associates as a free lance contract programmer for the manufacturing industry. Later in the year, Mr. Miller incorporated his business which has since operated under the name of Network Information Services, Inc. Mr. Miller attended the University of Georgia in Columbus, Georgia.

      David F. Christian has served as a director of the Company and its predecessors since 1990. Mr. Christian has served in several positions as a member of the executive staff of the Company and currently serves as Director of Product Development. From 1972 until 1975, Mr. Christian was employed by Spencer's, a children's clothing manufacturer located in Mount Airy, North Carolina. Thereafter, from 1975 until 1979, Mr. Christian served in various management positions for a local restaurant chain in Greensboro, North Carolina and subsequently held a management position with Davidson's, a multi-state wholesale distributor of sporting goods until 1989. From 1989 until 1990 Mr. Christian served as manager of CEW Imports, located in Winston Salem, North Carolina. Mr. Christian is a graduate of the Electronic Computer Programming Institute in Greensboro, North Carolina.

      Rick  Tuberosa has served as a director of the Company since 1996.
From 1989 to present, Mr. Tuberosa has been employed by Palm State Equities, Inc. He currently serves as President, CEO and Chairman of the Board.
Prior to 1989 Mr. Tuberosa represented E.F. Hutton, Shearson Lehman Hutton, Raymond James Financial and First Investors Corporation. In 1996 Mr. Tuberosa was selected as an Honored Member of the Cambridge Who's Who Registry of Business Leaders.

     Carlton Joseph Mertens is a Board nominee. Mr. Mertens, President and Chief Executive Officer of Business Partner Solutions, received his B.B.A.
in Marketing from the University of Texas at Austin. Mr. Mertens' professional background includes several years of sales experience with Computerland and AmeriSource Business Centers. From 1984 to 1997,
Mr. Mertens held numerous sales and management positions with Star Data Systems/Sirius Computer Solutions. In 1991, he purchased 49% of Star Data Systems/Sirius Computer Solutions and was named as Executive Vice President of the company, with primary responsibility for the wholesale and distribution divisions. In 1997, after the sale of wholesale and distribution divisions of the company, Mr. Mertens was named as President and Chief Executive Officer of Business Partner Solutions. Mr. Mertens is member of the Board of Directors for Savoir Technology Group, Inc., Business Partner Solutions' parent company, and serves on the IBM Distributor Advisory Council.

     Christopher N. Baker is a Board nominee. Mr. Baker has served in various positions with Pillowtex Corporation until September 1998, most recent of which was President of Operations. Mr. Baker was responsible for all operating activities of the Company including manufacturing, distribution, purchasing, quality control and engineering. Also, Mr. Baker served as a Member of the Board of Directors and the Executive Committee from May 1995 - September 1998. From April 1991 to January 1993, Mr. Baker served as Vice President of Operations of The Company Store, responsible for all operating aspects including purchasing, manufacturing, distribution, quality assurance and engineering. From 1985 to 1991, Mr. Baker held various accounting and manufacturing positions with Pillowtex, including Executive Vice President - Manufacturing from 1998 to 1991. Mr. Baker is a Certified Public Accountant and worked for Arthur Anderson & Company as a Senior Accountant before originally joining Pillowtex. Mr. Baker holds a Bachelor of Science in Accounting with High Honors from the University of Southern Mississippi.

     Michael T. Spohn is a Board nominee. From 1993 until June 1998, Mr. Spohn was an audit manager with BDO Seidman, LLP, a national accounting and consulting organization and a member firm of BDO International. Mr. Spohn specialized in the audit of private and publicly traded companies while at BDO. Mr. Spohn received his Bachelor of Science in Finance from the University of North Carolina at Greensboro and holds a Bachelor of Science in Accounting from High Point University.

BOARD COMMITTEES AND MEETINGS

      During the fiscal year ended September 30, 1998 the Board held 10 regularly scheduled and/or specially called meetings. The Board has an Audit Committee, Compensation Committee and an Executive Committee.

       The Audit Committee meets with the Company's independent auditors at least annually to review the results of the annual audit and discuss financial statements; reviews financial and auditing issues of the Company; recommends to the Board whether the independent auditors is to be retained; receives and considers the accountant's comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls and makes recommendations to the Board. Current members of the Audit Committee are David P. Reynolds, Rick Tuberosa, and William C. Ray the Company's General Counsel and Secretary. The committee held one meeting during fiscal 1998.

     The purpose of the Board's Compensation Committee is to meet annually to review the annual cash and non-cash compensation of officers and other key associates of the Company, bonuses for associates and other remuneration considerations, and to make recommendations to the Board. Current members of the Compensation Committee are Robbie M. Efird, David P. Reynolds, William C. Ray. The committee held one meeting.

      The Board's Executive Committee meets at least semi-annually to discuss the Company's progress in meeting the goals of its published business plan and makes recommendations to the Board as to actions deemed appropriate and necessary to fulfill the established goals. The Committee consists of eleven members of the Company's management team. The Committee met on twelve occasions during the Company's 1998 fiscal year.

      The Board of Directors recommends a vote FOR proposal 1



                             PROPOSAL 2

         RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

      The Board of Directors has selected KPMG Peat Marwick LLP as the Company's independent auditors for the fiscal year ended September 30, 1999 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. The Company utilized the services of Pender Newkirk & Company to audit the Company's books and records since the Company went public in April of 1996 through the Company's current fiscal year-end September 30, 1998. A representative of Pender Newkirk is expected to be available for the Annual Meeting, and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

         The Board of Directors recommends a vote FOR proposal 2


                           SECURITY OWNERSHIP OF
                CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The  following table sets forth  certain  information regarding the ownership of the Company's common stock as of January 8, 1999 by: (1) each nominee for director; (2) each of  the executive officers named in the summary compensation table; (3) all executive officers and  directors of the
Company as a group; and (4) all those known by the Company to  be  beneficial owners of more than five percent of its Common Stock.

                                   Beneficial Ownership (1)
 Beneficial Owner                   Number of    Percent of
                                    Shares         Total

 Robbie M. Efird (2)                2,723,991      35.50
 E.W. "Sonny" Miller, Jr.(3)        1,540,371      20.07
 David F. Christian                   894,622      11.66
 James W. Moseley                     594,622       7.75
 William C. Ray                       350,481       4.56
 Richard R. King                      139,353       1.81
 Rick Tuberosa (4)                     93,750       1.22
 David P. Reynolds                         23       0.00
 Michael T. Spohn                           0       0.00
 Carlton Joseph Mertens                     0       0.00
 Christopher N. Baker                       0       0.00

All Executive Officers and          6,337,213      82.57
Directors as a Group
(11 persons)

(1) This table is based upon information supplied by the Company's stock transfer agent. Unless otherwise noted and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 7,671,254 shares outstanding as of January 8, 1999, adjusted as required by rules promulgated by the Securities and Exchange Commission (SEC).

(2) Mr. Efird beneficially holds 14,500 shares of common stock of the Company on behalf of his minor son.

(3) Includes 1,562 shares of common stock of the Company held by Mr. Miller's wife.

(4) Mr. Tuberosa is the owner-operator and majority shareholder of Palm State Equities, Inc. and holds the stock as beneficial owner of such shares.


Compliance with the Reporting Requirements of Section 16(a)

     Section 16(a) of the Securities and Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.
Specific dates for such reporting have been established and the Company is required to report in this Proxy Statement any failure to file by the established dates during the last fiscal year. In the last fiscal year, to the Company's knowledge, all of these filing requirements were satisfied by the Company's directors, officers and greater than ten percent stockholders except that Mr. Rick Tuberosa and Mr. David P. Reynolds each failed to file on a timely basis their Forms 4 relating to the sale of the Company's common stock.

Compensation of Directors

      The current directors of the Company receive no remuneration for their services as members of the Board of Directors or for their service on various committees of the Board. However, it is anticipated that as additional and outside directors are elected, a remuneration program will be developed whereby both cash consideration is paid and stock options are awarded.

Compensation of Executive Officers

      The following table shows for the fiscal years ended 1996, 1997 and 1998, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other most highly compensated executive officer at September 30, 1998 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                               Annual Compensation
 Name and Principal        Year   Salary       Bonus($)      Other Annual
 Position                                                    Compensation (3)

 Robbie M. Efird (1)(2)    1998   $150,000      $5,718            $3,220
 Chairman of the Board     1997    152,500        None             2,493
 President and Chief       1996     63,541        None             1,038
 Executive Officer

 E.W. "Sonny" Miller,Jr.   1998   $120,000      $1,324           $10,421
 (1)(2)                    1997    100,000        None             4,418
 Senior Vice President,    1996     58,500        None             2,125
 Marketing/Sales



   (1) The salary figures presented represent the salary compensation of the named executives for the period
        October 1, 1997 through September 30, 1998 since the
        Company changed its fiscal year end. No other executive officers would meet the reporting requirements.

  (2) The named executive officers have entered into long term employment contracts with the Company for a period of five years with three, five-year renewable options.
       The contracts provide that if the named executive is wrongfully terminated, then, and in that event, the Company would provide salary continuation to the named executive through the term of the contract.

   (3) Represents the value of estimated personal use of Company owned vehicles and the value of disability insurance premiums paid by the Company under a salary continuation program.

   (4) The salary figures presented represent the salary compensation of the named executives for the period May, 1996 through September 30, 1996 since the Company operated as a private company reporting as a SubChapter S corporation prior to that time. No other executive officers would meet the reporting requirements


                          CERTAIN TRANSACTIONS

      On April 18, 1997, Robbie M. Efird, Chairman of the Board and CEO of the Company borrowed $60,278 for purposes of paying taxes on undistributed income while the Compan was a SubChapter S corporation. Mr. Efird signed a note to the Company for the funds borrowed which bears interest at a rate of 5% per annum and is secured by common stock in the Company individually owned by Mr. Efird. Additionally, two other directors/executive officers of the Company borrowed funds under the same terms and conditions as Mr. Efird.

      The Company's policy is to enter into agreements with each of its directors and executive officers providing for the indemnification of such persons to the fullest extent permitted by law for any liability they may incur by reason of their service as officers and/or directors of the Company.

       The Company entered into twenty-year employment agreements with five of its executives calling for annual salaries totaling no less than $195,000.

       In  December,  1996, the Company entered into an agreement with
Palm State Equities, Inc. ("Palm State") to promote the sale of a private placement preferred stock offering. Upon completion of the offering, the Company entered into a stock promotion agreement with Palm State whereby the Company awarded Palm State 45,000 shares (56,250 shares adjusted for 5 for 4 split) of the Company's common stock upon completion of certain terms and conditions. Additionally, Palm State has earned 30,000 (37,500 shares adjusted for 5 for 4 split) shares of the Company's common stock for promotion. Mr. Tuberosa, a Director of the Company, is the Chairman of the Board and majority shareholder of Palm State.


                             OTHER MATTERS

      The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.


                            By  Order  of  the  Board  of Directors


                            /s/ William C. Ray

                            William C. Ray
                            Secretary

January 28, 1999


A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES
AND EXCHANGE COMMISSION ON FORM 10-KSB FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998 IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO: CORPORATE SECRETARY, NETWORK SYSTEMS INTERNATIONAL, INC., 200 NORTH ELM STREET, GREENSBORO, NORTH CAROLINA 27401.